04049233

November 3, 2004

788509

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Act:	34
Section:	
Rule:	Forms S-3, S-4, S-8
Public Availability:	11-3-04

RE: The News Corporation Limited ("TNCL")
Incoming letter dated October 18, 2004
Incoming letter dated November 1, 2004

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act.

Without necessarily agreeing with your analysis, the Division will not object if News Delaware, as successor to TNCL, does not file a new registration statement under the Securities Act for ongoing offerings of securities covered by TNCL's currently effective registration statement on Form F-3, provided that News Delaware adopts TNCL's registration statement by filing a post-effective amendment pursuant to Rule 414 under the Securities Act.

News Corporation may take in to account TNCL's reporting history under the Exchange Act in determining its eligibility to use Forms S-3 and S-8. TNCL's reporting history under the Exchange Act may also be used in determining whether News Corporation "meets the requirements for use of Form S-3 within the meaning of Form S-4.

Persons who have filed ownership reports on Schedule 13D or 13G for TNCL shares will not be required to file any additional or amended statements of Schedule 13D or 13G as a result of the Reorganization, provided they note in their next subsequent filing that News Delaware is the successor to TNCL.

You have not requested that the Division confirm your views on the availability of the exemption from registration provided by Section 3(a)(10). Consequently, the Division will not express any view on that aspect of the Reorganization.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach different conclusions.

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

Sincerely,

Michael Coco
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Amy Bowerman Freed, Esq.
Hogan & Hartson, L.L.P.
111 South Calvert Street, Suite 1600
Baltimore, Maryland 21202

Re: The News Corporation Limited and News Corporation, Inc.

Dear Ms. Freed

In regard to your letters of Oct. 18 and Nov. 1 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

HOGAN & HARTSON
L.L.P.

111 SOUTH CALVERT STREET, SUITE 1600
BALTIMORE, MARYLAND 21202
TEL (410) 659-2700
FAX (410) 539-6981
WWW.HHLAW.COM

November 1, 2004

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The News Corporation Limited and News Corporation, Inc.

Ladies and Gentlemen:

We are writing on behalf of The News Corporation Limited, an Australian corporation ("TNCL") and News Corporation, Inc., a newly-formed Delaware corporation ("News Delaware") in connection with a proposed reorganization of TNCL (the "Reorganization"). Following the consummation of the Reorganization, and as described in more detail below, the existing public shareholders of TNCL will become shareholders of News Delaware. In connection with the Reorganization, we respectfully seek your confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action under the Securities Act of 1933 (the "Securities Act") or the Securities Exchange Act of 1934 (the "Exchange Act"), and the rules and regulations thereunder if each of TNCL and News Delaware take the actions or proceed as described below or that the Staff concurs with our interpretations set out below:

(a) that News Delaware will be considered a successor issuer of TNCL for purposes of Rule 414 under the Securities Act and file post-effective amendments, where appropriate, to make use of TNCL's then-effective Securities Act registration statements;

(b) that News Delaware will be considered a successor issuer of TNCL for purposes of Rule 12g-3 under the Exchange Act;

(c) that News Delaware will be able to take into account the activities, status and reporting compliance by TNCL under the Exchange Act prior to the Reorganization in determining whether News Delaware meets the requirements for the use of various forms of registration statements under the Securities Act by News Delaware following the Reorganization; and

(d) that persons who have filed statements on Schedule 13D or 13G reporting ownership interests in TNCL shares will not be required to file any additional or amended statements or forms as a result of the Reorganization, provided that they note in their next filings that News Delaware is the successor issuer to TNCL.

Background

TNCL is a diversified international media and entertainment company with operations in eight industry segments, including filmed entertainment, television, cable network programming, direct broadcast satellite television, magazines and inserts, newspapers, book publishing and other. The activities of TNCL are conducted principally in the United States, the United Kingdom, Italy, Asia, Australia and the Pacific Basin. TNCL is a holding company, which conducts all of its activities through subsidiaries and affiliates.

The ordinary shares ("Ordinary Shares") and preferred limited voting ordinary shares ("Preferred Ordinary Shares") of TNCL are traded on the Australian Stock Exchange, the London Stock Exchange and the New Zealand Stock Exchange, and American Depositary Shares representing Ordinary Shares ("Ordinary ADSs") and Preferred Ordinary Shares ("Preferred ADSs") are traded on the New York Stock Exchange. The Ordinary Shares, Preferred Ordinary Shares, Ordinary ADSs and Preferred ADSs are registered pursuant to Section 12(b) of the Exchange Act. TNCL anticipates that following the Reorganization the Class A Common Stock and Class B Common Stock of News Delaware will be traded on the New York Stock Exchange and the London Stock Exchange. Depositary shares evidencing the Class A Common Stock and Class B Common Stock will be traded on the Australian Stock Exchange.

The Reorganization

Under the transaction that TNCL is proposing, TNCL would be reorganized to create a new holding company incorporated under the laws of the State of Delaware. By virtue of the Reorganization, TNCL would cease to be a foreign private issuer, and News Delaware would be subject to the securities laws applicable to domestic registrants.

The Reorganization is expected to benefit all shareholders by increasing the scope and depth of the shareholder base, improving trading liquidity, enhancing access to the U.S. capital markets and making News Delaware's shares eligible for inclusion in a variety of U.S. stock indices.

The Reorganization is to be effected by way of schemes of arrangement between TNCL and its shareholders and optionholders under Section 411 of the Australian Corporations Act 2001 (the "Schemes of Arrangement"). The Schemes of Arrangement will be subject to security holder vote and to a court hearing before the Federal Court of Australia, which will, among other things, consider the fairness of the transaction to security holders. Assuming that the approval of shareholders and optionholders is obtained and the Federal Court sanctions the Schemes of Arrangement at such hearing, the Schemes of Arrangement are expected to become effective during the last quarter of calendar year 2004. Pursuant to the Schemes of Arrangement, each existing holder of Ordinary Shares (including holders of Ordinary Shares represented by ADSs) will receive shares of Class B Common Stock of News Delaware, each existing holder of Preferred Ordinary Shares of TNCL (including holders of Preferred Ordinary Shares represented by Preferred ADSs) will receive shares of Class A Common Stock of News Delaware and each existing holder of options to purchase Preferred Ordinary Shares will receive equivalent options to purchase Class A Common Stock of News Delaware.

As part of the Reorganization, as a condition of and immediately prior to the implementation of the Schemes of Arrangement, News Delaware will acquire from certain trusts, the beneficiaries of which include Mr. K. Rupert Murdoch, members of his family and certain charities (the "Murdoch Interests"), the Cruden group of companies (the "Cruden Group"), which primarily holds the Murdoch Interests' Ordinary and Preferred Ordinary Shares of TNCL and a 58% interest in Queensland Press Pty. Ltd. ("QPL"). In respect of the Preferred Ordinary Shares and Ordinary Shares held directly by the Cruden Group, the Murdoch Interests will receive shares of Class A Common Stock and Class B Common Stock in News Delaware on the same terms and conditions as those exchanged by TNCL's public shareholders in the Schemes of Arrangement, with the exception that the number of shares of Class A Common Stock in News Delaware that the Murdoch Interests will receive will be reduced by the amount of debt held by the Cruden Group and assumed by News Delaware in the acquisition. In respect of their 58% interest in QPL, the Murdoch Interests will receive shares of Class B Common Stock in News Delaware of equivalent value. TNCL currently holds the remaining 42% of QPL. TNCL has determined that the acquisition of the 58% interest in QPL would not be deemed an acquisition of a "significant subsidiary" as defined in Item 1-02(w) of Regulation S-X.

The acquisition of the Cruden Group and the consummation of the Schemes of Arrangement are interdependent and conditioned upon the completion of the other. The Australian Federal Court and the Report of the Independent Expert submitted to the Court for its review each will consider the terms of the acquisition of the Cruden Group in making its fairness determination on the Schemes of Arrangement, as will the shareholders and optionholders in voting on the Schemes of Arrangement. The Murdoch Interests will be voting on the Schemes of Arrangement separately from the other shareholders and optionholders.

After the Reorganization, the Murdoch Interests will own a slightly lower percentage of voting equity of News Delaware than the voting equity of TNCL they presently hold and control and will have a slightly greater percentage economic interest in News Delaware than the percentage of economic interest in TNCL they presently hold and control.

Documents describing the Reorganization were sent to shareholders and option holders of TNCL on or about September 15, 2004. These documents include an Information Memorandum prepared under the rules of the Australian Stock Exchange and Australian law, and also contain additional information for U.S. shareholders relating to voting instructions for the ADSs.

News Delaware is a newly-formed entity that currently has no assets, other than shares of a wholly owned Australian subsidiary, that itself currently has no assets. Following the receipt of necessary shareholder and court approvals, at the time of the effectiveness of the Reorganization, the shareholders of TNCL, including those whose shares are represented by Preferred ADSs and Ordinary ADSs will contribute their TNCL shares to Carlholt Pty Ltd, a subsidiary of News Delaware, and in exchange will be issued shares of Class A Common Stock and Class B Common Stock, as applicable, of News Delaware.

Following the Reorganization, TNCL will become a wholly owned indirect subsidiary of News Delaware. A wholly owned direct subsidiary of News Delaware, Carlholt Pty Ltd, an Australian company, will own all of the assets and shares of TNCL.

In connection with the Reorganization, TNCL and Citibank, N.A., as depositary, will terminate TNCL's existing ADS Programs, and will terminate its existing Registration Statements on Form F-6. TNCL will also file a Form 15 to terminate its reporting obligations under the Exchange Act. Commencing with the

Reorganization, News Delaware will become a domestic reporting entity, as discussed below.

It is our opinion that the issuance of the shares of News Delaware in the Reorganization will be exempt from registration under the Securities Act pursuant to Section 3(a)(10) of the Securities Act. We are not requesting the Staff's confirmation of our opinion regarding the availability of the exemption provided by Section 3(a)(10).

Relief requested

We request the confirmation of the Staff that it will not recommend enforcement action or concurs with our interpretation with respect to (i) the application of Rule 414 under the Securities Act, (ii) the application of Rule 12g-3 under the Exchange Act, (iii) the availability of Form S-3, S-4 and S-8 following the Reorganization and (iv) the effect of the Reorganization on filers of Schedules 13D and 13G with respect to the TNCL shares. Each of these provisions will be discussed below.

Rule 414

We respectfully request the confirmation of the Staff that it will not recommend enforcement action if News Delaware makes use of TNCL's effective Registration Statements or that the Staff concurs with our interpretation set forth below. Rule 414 permits a registration statement filed by a predecessor entity to be deemed to be the registration statement of a successor entity for the purpose of continuing the offering. The Rule provides as follows:

> "If any issuer, except a foreign issuer exempted by Rule 3a12-3, incorporated under the laws of any State or foreign government and having securities registered under the Act has been succeeded by an issuer incorporated under the laws of another State or foreign government for the purpose of changing the State or country of incorporation of the enterprises, or if any issuer has been succeeded by an issuer for the purpose of changing its form of organization, the registration statement of the predecessor issuer shall be deemed the registration statement of the successor issuer for the purpose of continuing the offering provided:

a. Immediately prior to the succession the successor issuer had no assets or liabilities other than nominal assets or liabilities;

b. The succession was effected by a merger or similar succession pursuant to statutory provisions or the terms of the organic instruments under which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer;

c. The succession was approved by security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Securities Exchange Act of 1934 or Section 20(a) of the Investment Company Act of 1940 or information was furnished to security holders pursuant to Section 14(c) of the Securities Exchange Act of 1934; and

d. The successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statements as its own registration statement for all purposes of the Act and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect, and such amendment has become effective."

TNCL currently has an effective Form F-3 (File No. 333-106837) which registers the resale of 0.75% Senior Exchangeable BUCS issued by News Corporation Finance Trust II, the guarantees of the BUCS issued by TNCL, 0.75% Senior Exchangeable Debentures of News America Inc., the guarantees of these debentures underlying the BUCS by FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, Inc. and News Publishing Australia Limited, the TNCL Preferred Ordinary Shares issuable upon redemption of the BUCS and the British Sky Broadcasting Group plc ordinary shares issuable upon the exchange or redemption of the BUCS.

As a result of the Reorganization, shares of News Delaware will be issuable to holders of BUCS, in accordance with their terms, rather than shares of TNCL. We request that the Staff confirm that News Delaware will fall within the scope of Rule 414, as interpreted by the Staff in various no-action letters, and may make use of TNCL's effective Securities Act registration statement.

We believe that the application of Rule 414 is appropriate in this instance for a number of reasons. The interests of shareholders of foreign private issuers would be served by permitting such issuers to become domestic registrants, with the attendant benefits of the reporting and disclosure obligations applicable to such registrants, without imposing an unnecessarily high burden on such issuers. In the absence of the requested relief, News Delaware would incur substantial expense and burden in filing and updating new registration statements, with no apparent benefit to be derived by security holders from such filings. Moreover, a strict interpretation of the Rule could dampen the willingness of foreign private issuers to consider reorganizations that would result in a domestic reporting entity. Based on discussions with the Commission Staff, News Delaware will file a current report on Form 8-K containing all the disclosure that would have been included in a News Delaware annual report on Form 10-K for the fiscal year ended June 30, 2004, had one been required to be filed. The Form 8-K will include disclosure that it is being filed in lieu of a Form 10-K for the fiscal year ended June 30, 2004 and that it is being filed to provide the information required by Form S-3. In addition, the Form 8-K will include the certifications as prescribed by Rules 13a-14 and 15d-15. That Form 8-K would be incorporated by reference into the post-effective amendment described above, as well as any future registration statements, in accordance with Item 12 of Form S-3. Other than the foregoing, neither News Delaware nor TNCL would file any other domestic forms for any other periods preceding the date on which TNCL loses its foreign private issuer status.

The Staff has granted relief under Rule 414 to foreign private issuers changing their form of organization, such as the creation of a new holding company. In Reuters Holdings PLC and Reuters Group PLC (February 17, 1998) ("Reuters"), Reuters Holdings PLC, a foreign private issuer, proposed to create a new holding company, Reuters Group PLC, and sought no-action relief from the Staff pursuant to Rule 414. The Staff stated that it would raise no objection if Reuters Group filed post-effective amendments to the existing registration statements of Reuters Holdings pursuant to Rule 414. In Nortel Networks Corporation (April 28, 2000), the Staff reviewed a reorganization of Nortel Networks, a foreign private issuer, which proposed the creation of a new holding company in connection with a plan to reorganize the company structure. The Staff advised that it would not raise objection to New Nortel filing post-effective amendments to the existing registration statements of Nortel pursuant to Rule 414. We are of the opinion that the proposed Reorganization of TNCL, involving the creation of a new holding company, should be considered to be within the scope of Rule 414.

Subsection (a) of Rule 414 requires that immediately prior to the succession the successor issuer had no assets or liabilities other than nominal assets or liabilities. News Delaware was incorporated in 2004, solely for the purpose of serving as the holding company for TNCL pursuant to the Reorganization. Prior to the shareholder vote and court approval, News Delaware will have only nominal assets and liabilities. The acquisition by News Delaware of the Cruden Group, which is a condition to the effectiveness of the Schemes of Arrangement and will be considered by the Federal Court of Australia and the shareholders and optionholders as part of the Reorganization, is consistent with the requirement of the Rule that the transferee entity be a shell without assets or liabilities prior to the transaction. Accordingly, we believe that the proposed transaction satisfies the "immediately prior" requirement of Rule 414(a).

News Delaware will comply with subsection (b) of Rule 414 because the succession will be effected pursuant to statutory provisions under which the successor issuer acquires all of the assets and assumes all of the liabilities and obligations of the predecessor issuer. Following the Reorganization, News Delaware, on a consolidated basis, will be the successor to all of TNCL's assets and liabilities, and TNCL will become a subsidiary of News Delaware. We note that the Staff has granted relief in situations where, as will be the case with News Delaware, the successor had on a consolidated basis all of the assets and liabilities of the predecessor following analogous reorganizations. See Reuters, Hanson PLC (October 9, 2003)("Hanson"); Crown, Cork & Seal Company, Inc. (February 25, 2003) ("Crown Cork"); and Reliant Energy, Incorporated (December 21, 2001)("Reliant").

News Delaware will substantially comply with subsection (c) of Rule 414 because the succession will be approved by the security holders of TNCL at a meeting at which proxies were solicited. Although proxies will not be solicited pursuant to Section 14(a) of the Exchange Act, because TNCL is exempt from such section as a foreign private issuer, the Scheme Booklet and accompanying information to be distributed to security holders in advance of the meetings will provide similar information as would have been required under Section 14(a) of the Exchange Act and Regulation 14A promulgated thereunder. The shareholders of TNCL will be voting on the reorganization under the Australian counterpart to the US proxy rules. The Scheme Booklet will also be mailed to holders of TNCL's ADS's representing its Preferred Ordinary Shares and Ordinary Shares and the ADS holders will have an opportunity to vote on the Reorganization.

We note that in Reuters, the Staff permitted a foreign private issuer that provided to all shareholders information substantially similar to that required in a proxy statement complying with the requirements of Regulation 14A to rely on Rule 414 without compliance with the Exchange Act proxy rules in a case comparable to the Schemes of Arrangement.

In Reuters, the inquiry letter to the staff provided:

> "To require compliance with the Exchange Act proxy rules would preclude foreign private issuers, which are not otherwise subject to such rules, from relying on Rule 414. This would result in disparate treatment of foreign private issuers, which as a matter of policy we believe is unwarranted where, as here, the issuer's home jurisdiction provides for preparation of a shareholders' circular and proxy procedures substantially similar to the Exchange Act proxy rules. Furthermore, such an interpretation would result in the incurrence of substantial expense in connection with filing new registration statements with no apparent benefit to be derived from such filings." [footnotes omitted]

We believe that the rationale for such treatment provided in the Reuters no-action request is applicable here. See also Hanson and Crown Cork (disclosure pursuant to a proxy or information statement substantially complying with the requirements of Regulation 14A or 14C not required).

Additionally, in Telephone Interpretation 72 under Section B. "Securities Act Rules" included in the July 1997 Division of Corporate Finance Manual of Publicly Available Telephone Interpretations, the Staff permitted reliance on Rule 414 where a company was not subject to Section 14 of the Exchange Act but a proxy or information statement was prepared and votes solicited substantially in accordance with Section 14 of the Exchange Act. The Staff has adopted a similar standard in connection with "spin-offs" and other distributions involving non-U.S. issuers. See, e.g., Industriforvaltnings AB Kinnevik (May 23, 1997) and The National Grid Holding plc (November 28, 1995).

Finally, in accordance with subsection (d) of Rule 414, subject to the grant of relief requested hereby, News Delaware intends to file post-effective amendments to the registration statements of TNCL expressly adopting such statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect, and to take such actions as will be required to cause such amendments to become effective. We believe that the appropriate registration statement form to be used by a News Delaware to succeed to the TNCL registration statements on Form F-3 would be Form S-3.

Based upon the foregoing, we are of the opinion that News Delaware should be deemed to be the successor issuer to TNCL under Rule 414.

Rule 12g-3(a)

We respectfully request the confirmation of the Staff that it will not recommend enforcement action if or agrees with our interpretation that News Delaware is considered a successor issuer of TNCL for purposes of Rule 12g-3(a) under the Exchange Act. Rule 12g-3(a) provides that, where in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act (such as News Delaware) are issued to the holders of any class of securities of another issuer that is registered pursuant to either Section 12(b) or (g) of the Exchange Act (such as TNCL), the class of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act. Although the Rule contains certain exceptions, none of the exceptions are applicable here.

Rule 12g-3(f) requires an issuer that is deemed to have a class of securities registered pursuant to Section 12 of the Exchange Act according to Rule 12g-3(a) to indicate in the Form 8-K report filed with the Commission in connection with the succession, the paragraph of Section 12 of the Exchange Act under which the class of securities issued by the successor issuer is deemed registered by operation of Rule 12g-3(a). In accordance with previous no-action positions taken by the Staff, News Delaware plans to include in a Form 8-K filed in connection with the Reorganization a statement that the Class A Common Stock and Class B Common Stock issued in connection therewith are registered under Section 12(b) of the Exchange Act.

A "succession" is defined in Rule 12b-2 as the direct acquisition of assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. The Staff has previously provided no-action relief in a number of situations involving the succession by an entity, on a consolidated basis, to the assets of the predecessor entity. See Weatherford International, Inc. (June 26, 2002) ("Weatherford") and Crown Cork. On the basis of the foregoing, and consistent with the analysis presented in connection with Rule 414(b) above, we are of the opinion that the succession by News Delaware, on a consolidated basis, to all of the assets and liabilities of TNCL, is consistent with the definition under Rule 12b-2, and the succession by News Delaware should be deemed to satisfy the requirements of Rule 12g-3(a).

<u>**Forms S-3, S-4 and S-8**</u>

We request confirmation that the Staff will not recommend enforcement action if or agrees with our interpretation that New Delaware may consider the status of TNCL prior to the consummation of the Reorganization in determining whether the requirements for the use of Forms S-3, S-4 and S-8 under the Securities Act are met by News Delaware as a successor registrant.

A successor registrant will be deemed to have met the requirements for eligibility to use Form S-3 set forth in General Instructions I.A.1, 2, 3 and 5 to Form S-3 if (i) its predecessor and the successor registrant, when taken together, meet such conditions; (ii) the succession was primarily for the purpose of changing the state or other jurisdiction of incorporation of the predecessor or forming a holding company; and (iii) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor. In accordance with General Instruction I.A.4 to Form S-3, News Delaware has been created primarily for the purpose of forming a holding company and the consolidated assets and liabilities of News Delaware immediately after the effective time of the Reorganization will be substantially the same as the consolidated assets and liabilities of TNCL immediately prior thereto. Although News Delaware will also acquire the 58% interest in QPL that TNCL does not currently own, TNCL has determined that the acquisition of the QPL interests not currently held by TNCL would not be deemed an acquisition of a "significant subsidiary" as defined in Item 1-02(w) of Regulation S-X. News Delaware will succeed to TNCL as the new public holding company for the consolidated group. As a consequence of the Reorganization, News Delaware will represent substantially the same consolidated financial position and total enterprise value as TNCL immediately prior to the Reorganization. The Staff has agreed with this position in a number of no-action letters in which the successor registrant was a private issuer seeking the use of Forms S-3 and S-4. See Washington Mutual Savings Bank (August 22, 1994); Northwest Airlines Corporation (December 16, 1998); Crown Cork; Weatherford and Hanson. Accordingly, we believe that the activities of TNCL prior to the Reorganization should be considered in determining whether News Delaware "meets the requirements for use of Form S-3" as such phrase is used in the General

Instructions of Form S-4 under the Securities Act. In this regard, News Delaware will comply with US GAAP in its financial statements on a going-forward basis.

Similarly, we request confirmation that News Delaware will be entitled to rely on the prior activities and annual reports of TNCL in determining whether News Delaware shall be deemed to have met the requirements of paragraph 1 of General Instruction A to Form S-8. The Staff has previously permitted a holding company to take into account its predecessor's reporting history under the Exchange Act in determining such holding company's eligibility to use Form S-8. See, e.g., Nabors Industries, Inc. and Nabors Industries Ltd. (April 29, 2002)("Nabors"), Weatherford and Hanson. Based on the foregoing, we are of the opinion that News Delaware should be allowed to consider the status of TNCL prior to the Reorganization in determining whether the requirements for the use of Form S-8 are met.

Schedules 13D and 13G

We request confirmation that the Staff will not recommend enforcement action if or agrees with our interpretation that persons who have filed statements on Schedule 13D or 13G reporting an ownership interest in TNCL equity securities do not file any additional or amended statements or forms, provided that they note in their next filing after the Reorganization that News Delaware is the successor issuer to TNCL.

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person who acquires more than five percent of an equity security registered pursuant to Section 12 of the Exchange Act file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended promptly when material changes in ownership occur and require the Schedule 13G to be amended within 45 days of the end of each calendar year. Immediately following the Reorganization, News Delaware will represent the same company on a consolidated basis as did TNCL immediately prior to the Reorganization. Consequently, any person who, prior to the Reorganization, filed a Schedule 13D or 13G for TNCL shares should not be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to Schedule 13D or 13G that News Delaware is deemed the successor corporation to TNCL for purposes of filings under Section 13(d). The Staff has agreed with this position in a number of no-action letters. See, e.g.. Weatherford, Crown Cork, Nabors, Reliant and Hanson. TNCL will deliver written notification of the foregoing requirement to such applicable persons who have filed, as of the date of the Reorganization, Schedules 13D or 13G or to those persons authorized to receive notices and communications on their behalf. We are of the opinion that amended Schedules 13D or 13G should not be required to be filed as a result of the issuance of News Delaware Class B Common Stock in exchange for TNCL Ordinary Shares in the Reorganization.

In light of the foregoing discussion, we respectfully ask for confirmation that the Staff will not recommend enforcement action if each of TNCL and News Delaware take the actions or proceed as described above or that the Staff concurs with our interpretations set forth above. If for any reason you do not agree with our conclusions as stated above, we would gratefully appreciate the opportunity to discuss by telephone any questions or comments members of the Staff may have regarding our requests contained herein, prior to any written response to this letter. Please contact Amy Bowerman Freed at (410) 659-2774, Jeffrey W. Rubin at (212) 918-8224 or Stephanie Marks at (212) 918-3651 should you have any questions, comments or should you desire additional information.

In accordance with SEC Release No. 33-6269, we have submitted seven copies of this letter in addition to the original.

Very truly yours,

Amy Bowerman Freed

cc: Paul M. Dudek, Esq., Head, Office of International Corporate Finance

HOGAN & HARTSON
L.L.P.

AMY BOWERMAN FREED
PARTNER
(410) 659-2774
ABFREED@HHLAW.COM

111 SOUTH CALVERT STREET, SUITE 1600
BALTIMORE, MARYLAND 21202
TEL (410) 659-2700
FAX (410) 539-6981
WWW.HHLAW.COM

October 18, 2004

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The News Corporation Limited and News Corporation, Inc.

Ladies and Gentlemen:

We are writing on behalf of The News Corporation Limited, an Australian corporation ("TNCL") and News Corporation, Inc., a newly-formed Delaware corporation ("News Delaware") in connection with a proposed reorganization of TNCL (the "Reorganization"). Following the consummation of the Reorganization, and as described in more detail below, the existing public shareholders of TNCL will become shareholders of News Delaware. In connection with the Reorganization, we respectfully seek your confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action under the Securities Act of 1933 (the "Securities Act") or the Securities Exchange Act of 1934 (the "Exchange Act"), and the rules and regulations thereunder if each of TNCL and News Delaware take the actions or proceed under the assumptions set forth below:

(a) that News Delaware will be considered a successor issuer of TNCL for purposes of Rule 414 under the Securities Act and file post-effective amendments, where appropriate, to make use of TNCL's then-effective Securities Act registration statements;

(b) that News Delaware will be considered a successor issuer of TNCL for purposes of Rule 12g-3 under the Exchange Act;

(c) that News Delaware will be able to take into account the activities, status and reporting compliance by TNCL under the Exchange Act prior to the Reorganization in determining whether News Delaware meets the requirements for the use of various forms of registration statements under the Securities Act by News Delaware following the Reorganization; and

(d) that persons who have filed statements on Schedule 13D or 13G reporting ownership interests in TNCL shares will not be required to file any additional or amended statements or forms as a result of the Reorganization, provided that they note in their next filings that News Delaware is the successor issuer to TNCL.

Background

TNCL is a diversified international media and entertainment company with operations in eight industry segments, including filmed entertainment, television, cable network programming, direct broadcast satellite television, magazines and inserts, newspapers, book publishing and other. The activities of TNCL are conducted principally in the United States, the United Kingdom, Italy, Asia, Australia and the Pacific Basin. TNCL is a holding company, which conducts all of its activities through subsidiaries and affiliates.

The ordinary shares ("Ordinary Shares") and preferred limited voting ordinary shares ("Preferred Ordinary Shares") of TNCL are traded on the Australian Stock Exchange, the London Stock Exchange and the New Zealand Stock Exchange, and American Depositary Shares representing Ordinary Shares ("Ordinary ADSs") and Preferred Ordinary Shares ("Preferred ADSs") are traded on the New York Stock Exchange. The Ordinary Shares, Preferred Ordinary Shares, Ordinary ADSs and Preferred ADSs are registered pursuant to Section 12(b) of the Exchange Act. TNCL anticipates that following the Reorganization the Class A Common Stock and Class B Common Stock of News Delaware will be traded on the New York Stock Exchange and the London Stock Exchange. Depositary shares evidencing the Class A Common Stock and Class B Common Stock will be traded on the Australian Stock Exchange.

The Reorganization

Under the transaction that TNCL is proposing, TNCL would be reorganized to create a new holding company incorporated under the laws of the State of Delaware. By virtue of the Reorganization, TNCL would cease to be a foreign private issuer, and News Delaware would be subject to the securities laws applicable to domestic registrants.

The Reorganization is expected to benefit all shareholders by increasing the scope and depth of the shareholder base, improving trading liquidity, enhancing access to the U.S. capital markets and making News Delaware's shares eligible for inclusion in a variety of U.S. stock indices.

The Reorganization is to be effected by way of schemes of arrangement between TNCL and its shareholders and optionholders under Section 411 of the Australian Corporations Act 2001 (the "Schemes of Arrangement"). The Schemes of Arrangement will be subject to security holder vote and to a court hearing before the Federal Court of Australia, which will, among other things, consider the fairness of the transaction to security holders. Assuming that the approval of shareholders and optionholders is obtained and the Federal Court sanctions the Schemes of Arrangement at such hearing, the Schemes of Arrangement are expected to become effective during the last quarter of calendar year 2004. Pursuant to the Schemes of Arrangement, each existing holder of Ordinary Shares (including holders of Ordinary Shares represented by ADSs) will receive shares of Class B Common Stock of News Delaware, each existing holder of Preferred Ordinary Shares of TNCL (including holders of Preferred Ordinary Shares represented by Preferred ADSs) will receive shares of Class A Common Stock of News Delaware and each existing holder of options to purchase Preferred Ordinary Shares will receive equivalent options to purchase Class A Common Stock of News Delaware.

As part of the Reorganization, as a condition of and immediately prior to the implementation of the Schemes of Arrangement, News Delaware will acquire from certain trusts, the beneficiaries of which include Mr. K. Rupert Murdoch, members of his family and certain charities (the "Murdoch Interests"), the Cruden group of companies (the "Cruden Group"), which primarily holds the Murdoch Interests' Ordinary and Preferred Ordinary Shares of TNCL and a 58% interest in Queensland Press Pty. Ltd. ("QPL"). In respect of the Preferred Ordinary Shares and Ordinary Shares held directly by the Cruden Group, the Murdoch Interests will receive shares of Class A Common Stock and Class B Common Stock in News Delaware on the same terms and conditions as those exchanged by TNCL's public shareholders in the Schemes of Arrangement, with the exception that the number of shares of Class A Common Stock in News Delaware that the Murdoch Interests will receive will be reduced by the amount of debt held by the Cruden Group and assumed by News Delaware in the acquisition. In respect of their 58% interest in QPL, the Murdoch Interests will receive shares of Class B Common Stock in News Delaware of equivalent value. TNCL currently holds the remaining 42% of QPL. TNCL has determined that the acquisition of the 58% interest in QPL would not be deemed an acquisition of a "significant subsidiary" as defined in Item 1-02(w) of Regulation S-X.

The acquisition of the Cruden Group and the consummation of the Schemes of Arrangement are interdependent and conditioned upon the completion of the other. The Australian Federal Court and the Report of the Independent Expert submitted to the Court for its review each will consider the terms of the acquisition of the Cruden Group in making its fairness determination on the Schemes of Arrangement, as will the shareholders and optionholders in voting on the Schemes of Arrangement. The Murdoch Interests will be voting on the Schemes of Arrangement separately from the other shareholders and optionholders.

After the Reorganization, the Murdoch Interests will own a slightly lower percentage of voting equity of News Delaware than the voting equity of TNCL they presently hold and control and will have a slightly greater percentage economic interest in News Delaware than the percentage of economic interest in TNCL they presently hold and control.

Documents describing the Reorganization were sent to shareholders and option holders of TNCL on or about September 15, 2004. These documents include an Information Memorandum prepared under the rules of the Australian Stock Exchange and Australian law, and also contain additional information for U.S. shareholders relating to voting instructions for the ADSs.

News Delaware is a newly-formed entity that currently has no assets, other than shares of a wholly owned Australian subsidiary, that itself currently has no assets. Following the receipt of necessary shareholder and court approvals, at the time of the effectiveness of the Reorganization, the shareholders of TNCL, including those whose shares are represented by Preferred ADSs and Ordinary ADSs will contribute their TNCL shares to Carlholt Pty Ltd, a subsidiary of News Delaware, and in exchange will be issued shares of Class A Common Stock and Class B Common Stock, as applicable, of News Delaware.

Following the Reorganization, TNCL will become a wholly owned indirect subsidiary of News Delaware. A wholly owned direct subsidiary of News Delaware, Carlholt Pty Ltd, an Australian company, will own all of the assets and shares of TNCL.

In connection with the Reorganization, TNCL and Citibank, N.A., as depositary, will terminate TNCL's existing ADS Programs, and will terminate its existing Registration Statements on Form F-6. TNCL will also file a Form 15 to terminate its reporting obligations under the Exchange Act. Commencing with the

Reorganization, News Delaware will become a domestic reporting entity, as discussed below.

It is our view that the issuance of the shares of News Delaware in the Reorganization will be exempt from registration under the Securities Act pursuant to Section 3(a)(10) of the Securities Act. We are not requesting the Staff's confirmation of our views regarding the availability of the exemption provided by Section 3(a)(10).

Relief requested

We request the confirmation of the Staff that it will not recommend enforcement action with respect to (i) the application of Rule 414 under the Securities Act, (ii) the application of Rule 12g-3 under the Exchange Act, (iii) the availability of Form S-3, S-4 and S-8 following the Reorganization and (iv) the effect of the Reorganization on filers of Schedules 13D and 13G with respect to the TNCL shares. Each of these provisions will be discussed below.

Rule 414

We respectfully request the confirmation of the Staff that it will not recommend enforcement action if News Delaware makes use of TNCL's effective Registration Statements. Rule 414 permits a registration statement filed by a predecessor entity to be deemed to be the registration statement of a successor entity for the purpose of continuing the offering. The Rule provides as follows:

> "If any issuer, except a foreign issuer exempted by Rule 3a12-3, incorporated under the laws of any State or foreign government and having securities registered under the Act has been succeeded by an issuer incorporated under the laws of another State or foreign government for the purpose of changing the State or country of incorporation of the enterprises, or if any issuer has been succeeded by an issuer for the purpose of changing its form of organization, the registration statement of the predecessor issuer shall be deemed the registration statement of the successor issuer for the purpose of continuing the offering provided:
>
> a. Immediately prior to the succession the successor issuer had no assets or liabilities other than nominal assets or liabilities;

b. The succession was effected by a merger or similar succession pursuant to statutory provisions or the terms of the organic instruments under which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer;

c. The succession was approved by security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Securities Exchange Act of 1934 or Section 20(a) of the Investment Company Act of 1940 or information was furnished to security holders pursuant to Section 14(c) of the Securities Exchange Act of 1934; and

d. The successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statements as its own registration statement for all purposes of the Act and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect, and such amendment has become effective."

TNCL currently has an effective Form F-3 (File No. 333-106837) which registers the resale of 0.75% Senior Exchangeable BUCS issued by News Corporation Finance Trust II, the guarantees of the BUCS issued by TNCL, 0.75% Senior Exchangeable Debentures of News America Inc., the guarantees of these debentures underlying the BUCS by FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, Inc. and News Publishing Australia Limited, the TNCL Preferred Ordinary Shares issuable upon redemption of the BUCS and the British Sky Broadcasting Group plc ordinary shares issuable upon the exchange or redemption of the BUCS.

As a result of the Reorganization, shares of News Delaware will be issuable to holders of BUCS, in accordance with their terms, rather than shares of TNCL. We request that the Staff confirm that News Delaware will fall within the scope of Rule 414, as interpreted by the Staff in various no-action letters, and may make use of TNCL's effective Securities Act registration statements.

We believe that the application of Rule 414 is appropriate in this instance for a number of reasons. The interests of shareholders of foreign private issuers would be served by permitting such issuers to become domestic registrants, with the attendant benefits of the reporting and disclosure obligations applicable to such registrants, without imposing an unnecessarily high burden on such issuers. In the absence of the requested relief, News Delaware would incur substantial expense and burden in filing and updating new registration statements, with no apparent benefit to be derived by security holders from such filings. Moreover, a strict interpretation of the Rule could dampen the willingness of foreign private issuers to consider reorganizations that would result in a domestic reporting entity. Based on discussions with the Commission Staff, News Delaware will file a current report on Form 8-K containing all the disclosure that would have been included in a News Delaware annual report on Form 10-K for the fiscal year ended June 30, 2004, had one been required to be filed. That Form 8-K would be incorporated by reference into the post-effective amendment described above, as well as any future registration statements, in accordance with Item 12 of Form S-3. Other than the foregoing, neither News Delaware nor TNCL would file any other domestic forms for any other periods preceding the date on which TNCL loses its foreign private issuer status.

The Staff has granted relief under Rule 414 to foreign private issuers changing their form of organization, such as the creation of a new holding company. In Reuters Holdings PLC and Reuters Group PLC (February 17, 1998) ("Reuters"), Reuters Holdings PLC, a foreign private issuer, proposed to create a new holding company, Reuters Group PLC, and sought no-action relief from the Staff pursuant to Rule 414. The Staff stated that it would raise no objection if Reuters Group filed post-effective amendments to the existing registration statements of Reuters Holdings pursuant to Rule 414. In Nortel Networks Corporation (April 28, 2000), the Staff reviewed a reorganization of Nortel Networks, a foreign private issuer, which proposed the creation of a new holding company in connection with a plan to reorganize the company structure. The Staff advised that it would not raise objection to New Nortel filing post-effective amendments to the existing registration statements of Nortel pursuant to Rule 414. We are of the view that the proposed Reorganization of TNCL, involving the creation of a new holding company, should be considered to be within the scope of Rule 414.

Subsection (a) of Rule 414 requires that immediately prior to the succession the successor issuer had no assets or liabilities other than nominal assets or liabilities. News Delaware was incorporated in 2004, solely for the purpose of serving as the holding company for TNCL pursuant to the Reorganization. Prior to the shareholder vote and court approval, News Delaware will have only nominal assets and liabilities. The acquisition by News Delaware of the Cruden Group, which is a condition to the effectiveness of the Schemes of Arrangement and will be considered by the Federal Court of Australia and the shareholders and optionholders as part of the Reorganization, is consistent with the requirement of the Rule that the transferee entity be a shell without assets or liabilities prior to the transaction. Accordingly, we believe that the proposed transaction satisfies the "immediately prior" requirement of Rule 414(a).

News Delaware will comply with subsection (b) of Rule 414 because the succession will be effected pursuant to statutory provisions under which the successor issuer acquires all of the assets and assumes all of the liabilities and obligations of the predecessor issuer. Following the Reorganization, News Delaware, on a consolidated basis, will be the successor to all of TNCL's assets and liabilities, and TNCL will become a subsidiary of News Delaware. We note that the Staff has granted relief in situations where, as will be the case with News Delaware, the successor had on a consolidated basis all of the assets and liabilities of the predecessor following analogous reorganizations. See Reuters, Hanson PLC (October 9, 2003)("Hanson"); Crown, Cork & Seal Company, Inc. (February 25, 2003) ("Crown Cork"); and Reliant Energy, Incorporated (December 21, 2001)("Reliant").

News Delaware will substantially comply with subsection (c) of Rule 414 because the succession will be approved by the security holders of TNCL at a meeting at which proxies were solicited. Although proxies will not be solicited pursuant to Section 14(a) of the Exchange Act, because TNCL is exempt from such section as a foreign private issuer, the Scheme Booklet and accompanying information to be distributed to security holders in advance of the meetings will provide similar information as would have been required under Section 14(a) of the Exchange Act and Regulation 14A promulgated thereunder. The shareholders of TNCL will be voting on the reorganization under the Australian counterpart to the US proxy rules. The Scheme Booklet will also be mailed to holders of TNCL's ADS's representing its Preferred Ordinary Shares and Ordinary Shares and the ADS holders will have an opportunity to vote on the Reorganization.

We note that in Reuters, the Staff permitted a foreign private issuer that provided to all shareholders information substantially similar to that required in a proxy statement complying with the requirements of Regulation 14A to rely on Rule 414 without compliance with the Exchange Act proxy rules in a case comparable to the Schemes of Arrangement.

In Reuters, the inquiry letter to the staff provided:

"To require compliance with the Exchange Act proxy rules would preclude foreign private issuers, which are not otherwise subject to such rules, from relying on Rule 414. This would result in disparate treatment of foreign private issuers, which as a matter of policy we believe is unwarranted where, as here, the issuer's home jurisdiction provides for preparation of a shareholders' circular and proxy procedures substantially similar to the Exchange Act proxy rules. Furthermore, such an interpretation would result in the incurrence of substantial expense in connection with filing new registration statements with no apparent benefit to be derived from such filings." [footnotes omitted]

We believe that the rationale for such treatment provided in the Reuters no-action request is applicable here. See also Hanson and Crown Cork (disclosure pursuant to a proxy or information statement substantially complying with the requirements of Regulation 14A or 14C not required).

Additionally, in Telephone Interpretation 72 under Section B. "Securities Act Rules" included in the July 1997 Division of Corporate Finance Manual of Publicly Available Telephone Interpretations, the Staff permitted reliance on Rule 414 where a company was not subject to Section 14 of the Exchange Act but a proxy or information statement was prepared and votes solicited substantially in accordance with Section 14 of the Exchange Act. The Staff has adopted a similar standard in connection with "spin-offs" and other distributions involving non-U.S. issuers. See, e.g., Industriforvaltnings AB Kinnevik (May 23, 1997) and The National Grid Holding plc (November 28, 1995).

Finally, in accordance with subsection (d) of Rule 414, subject to the grant of relief requested hereby, News Delaware intends to file post-effective amendments to the registration statements of TNCL expressly adopting such statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect, and to take such actions as will be required to cause such amendments to become effective. We believe that the appropriate registration statement form to be used by a News Delaware to succeed to the TNCL registration statements on Form F-3 would be Form S-3.

Based upon the foregoing, we are of the view that News Delaware should be deemed to be the successor issuer to TNCL under Rule 414.

Rule 12g-3(a)

We respectfully request the confirmation of the Staff that it will not recommend enforcement action if News Delaware is considered a successor issuer of TNCL for purposes of Rule 12g-3(a) under the Exchange Act. Rule 12g-3(a) provides that, where in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act (such as News Delaware) are issued to the holders of any class of securities of another issuer that is registered pursuant to either Section 12(b) or (g) of the Exchange Act (such as TNCL), the class of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act. Although the Rule contains certain exceptions, none of the exceptions are applicable here.

Rule 12g-3(f) requires an issuer that is deemed to have a class of securities registered pursuant to Section 12 of the Exchange Act according to Rule 12g-3(a) to indicate in the Form 8-K report filed with the Commission in connection with the succession, the paragraph of Section 12 of the Exchange Act under which the class of securities issued by the successor issuer is deemed registered by operation of Rule 12g-3(a). In accordance with previous no-action positions taken by the Staff, News Delaware plans to include in a Form 8-K filed in connection with the Reorganization a statement that the Class A Common Stock and Class B Common Stock issued in connection therewith are registered under Section 12(b) of the Exchange Act.

A "succession" is defined in Rule 12b-2 as the direct acquisition of assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. The Staff has previously provided no-action relief in a number of situations involving the succession by an entity, on a consolidated basis, to the assets of the predecessor entity. See Weatherford International, Inc. (June 26, 2002) ("Weatherford") and Crown Cork. On the basis of the foregoing, and consistent with the analysis presented in connection with Rule 414(b) above, we are of the view that the succession by News Delaware, on a consolidated basis, to all of the assets and liabilities of TNCL, is consistent with the definition under Rule 12b-2, and the succession by News Delaware should be deemed to satisfy the requirements of Rule 12g-3(a).

Forms S-3, S-4 and S-8

We request confirmation that the Staff will not recommend enforcement action if New Delaware considers the status of TNCL prior to the consummation of the Reorganization in determining whether the requirements for the use of Forms S-3, S-4 and S-8 under the Securities Act are met by News Delaware as a successor registrant.

A successor registrant will be deemed to have met the requirements for eligibility to use Form S-3 set forth in General Instructions I.A.1, 2, 3 and 5 to Form S-3 if (i) its predecessor and the successor registrant, when taken together, meet such conditions; (ii) the succession was primarily for the purpose of changing the state or other jurisdiction of incorporation of the predecessor or forming a holding company; and (iii) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor. In accordance with General Instruction I.A.4 to Form S-3, News Delaware has been created primarily for the purpose of forming a holding company and the consolidated assets and liabilities of News Delaware immediately after the effective time of the Reorganization will be substantially the same as the consolidated assets and liabilities of TNCL immediately prior thereto. Although News Delaware will also acquire the 58% interest in QPL that TNCL does not currently own, TNCL has determined that the acquisition of the QPL interests not currently held by TNCL would not be deemed an acquisition of a "significant subsidiary" as defined in Item 1-02(w) of Regulation S-X. News Delaware will succeed to TNCL as the new public holding company for the consolidated group. As a consequence of the Reorganization, News Delaware will represent substantially the same consolidated financial position and total enterprise value as TNCL immediately prior to the Reorganization. The Staff has agreed with this position in a number of no-action letters in which the successor registrant was a private issuer seeking the use of Forms S-3 and S-4. See Washington Mutual Savings Bank (August 22, 1994); Northwest Airlines Corporation (December 16, 1998); Crown Cork; Weatherford and Hanson. Accordingly, we believe that the activities of TNCL prior to the Reorganization should be considered in determining whether News Delaware "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 under the Securities Act. In this regard, News Delaware will comply with US GAAP in its financial statements on a going-forward basis.

Similarly, we request confirmation that News Delaware will be entitled to rely on the prior activities and annual reports of TNCL in determining whether News Delaware shall be deemed to have met the requirements of paragraph 1 of General

Instruction A to Form S-8. The Staff has previously permitted a holding company to take into account its predecessor's reporting history under the Exchange Act in determining such holding company's eligibility to use Form S-8. See, e.g., Nabors Industries, Inc. and Nabors Industries Ltd. (April 29, 2002)("Nabors"), Weatherford and Hanson. Based on the foregoing, we are of the view that News Delaware should be allowed to consider the status of TNCL prior to the Reorganization in determining whether the requirements for the use of Form S-8 are met.

Schedules 13D and 13G

We request confirmation that the Staff will not recommend enforcement action if persons who have filed statements on Schedule 13D or 13G reporting an ownership interest in TNCL equity securities do not file any additional or amended statements or forms, provided that they note in their next filing after the Reorganization that News Delaware is the successor issuer to TNCL.

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person who acquires more than five percent of an equity security registered pursuant to Section 12 of the Exchange Act file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended promptly when material changes in ownership occur and require the Schedule 13G to be amended within 45 days of the end of each calendar year. Immediately following the Reorganization, News Delaware will represent the same company on a consolidated basis as did TNCL immediately prior to the Reorganization. Consequently, any person who, prior to the Reorganization, filed a Schedule 13D or 13G for TNCL shares should not be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to Schedule 13D or 13G that News Delaware is deemed the successor corporation to TNCL for purposes of filings under Section 13(d). The Staff has agreed with this position in a number of no-action letters. See, e.g.. Weatherford, Crown Cork, Nabors, Reliant and Hanson. TNCL will deliver written notification of the foregoing requirement to such applicable persons who have filed, as of the date of the Reorganization, Schedules 13D or 13G or to those persons authorized to receive notices and communications on their behalf.

In light of the foregoing discussion, we respectfully ask for confirmation that the Staff will not recommend enforcement action if each of TNCL and News Delaware take the actions or proceed under the assumptions set forth above. If for any reason you do not agree with our conclusions as stated above, we would gratefully appreciate the opportunity to discuss by telephone any questions or comments members of the Staff may have regarding our requests contained herein, prior to any written response to this letter. Please contact Amy Bowerman Freed at (410) 659-2774, Jeffrey W. Rubin at (212) 918-8224 or Stephanie Marks at (212) 918-3651 should you have any questions, comments or should you desire additional information.

In accordance with SEC Release No. 33-6269, we have submitted seven copies of this letter in addition to the original.

Very truly yours,

Amy Bowerman Freed

cc: Paul M. Dudek, Esq., Head, Office of International Corporation Finance